SEC 06003086 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

PROCESSING MAR 01 2006 152 SECTION

SEC FILE NUMBER
8- 26184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascher Decision Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 East Union Street, 2nd floor
(No and Street)

Pasadena (City) California (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Ascher (626) 683-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Ascher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascher Decision Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 9 day of February 2006

Notary Public

ANN E. CROUPE
COMM. # 1604878
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. OCT. 3, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Ascher Decision Services, Inc.

We have audited the accompanying statement of financial condition of Ascher Decision Services, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascher Decision Services, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 7, 2006

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Ascher Decision Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 17,812
Property and equipment, net	4,277
Deferred taxes	7,185
Total assets	$ 29,274

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 1,535
Total liabilities	1,535
Stockholders' equity	
Preferred stock, no stated value, 210 shares authorized and issued, 35 shares outstanding Liquidation preference - $1,000	35,000
Common stock, $1.00 par value, 1,000,000 authorized, 6,666 shares issued and outstanding	6,666
Additional paid-in capital	67,334
Accumulated deficit	(81,261)
Total stockholders' equity	27,739
Total liabilities & stockholders' equity	$ 29,274

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc.
Statement of Operations
For the Year Ended December 31, 2005

Revenue	
Advisory fees	$ 11,923
Other income	2,510
Total revenue	14,433
Expenses	
Communications	623
Occupancy and equipment rental	7,000
Taxes, licenses and fees, other than income taxes	25
Other operating expenses	24,280
Total expenses	31,928
Income (loss) before income tax provision	(17,495)
Income tax provision (benefits)	(853)
Net income (loss)	$ (16,642)

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, at December 31, 2004	$ 35,000	$ 6,666	$ 67,334	$ (64,619)	$ 44,381
Net income (loss)	–	–	–	(16,642)	(16,642)
Balance, at December 31, 2005	$ 35,000	$ 6,666	$ 67,334	$ (81,261)	$ 27,739

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flow from operating activities		
Net income (loss)		$ (16,642)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,686	
(Increase) decrease in:		
Deposits	1,905	
Deferred income taxes	1,428	
(Decrease) increase in:		
Accounts payable	(1,927)	
Deferred taxes payable	(3,081)	
Total adjustments		11
Net cash and cash equivalents provided by (used in) operating activities		(16,631)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(16,631)
Cash and cash equivalents at the beginning of the year		34,443
Cash and cash equivalents at the end of the year		$ 17,812

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2005	
Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ascher Decision Services, Inc. (the "Company") was incorporated in the state of California on March 5, 1981 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") in the business of securities brokerage and investment counseling. The Company is 70% owned by Stephen Y. Ascher, 20% owned by Quantum Leap Institute, 5% by the Shade Family Trust, and 5% owned by Catherine Ascher. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company earns advisory fees for its involvement in occasional investment banking deals.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes cashier checks on hand as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: PROPERTY AND EQUIPMENT, NET

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Computer equipment	$ 31,428	5
Furniture & equipment	5,068	7
	36,496	
Less accumulated depreciation	(32,219)	
Net furniture and equipment	$ 4,277	

Depreciation expense for the year ended December 31, 2005 was $1,686.

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company leased office space which it shared with another entity, whereby one of the officers of the Company is also an officer in the other entity. The Company pays the other entity rent and other related expenses on a monthly basis. During the year ended December 31, 2005, the Company paid $7,000 to the other entity for rent expense and $5,497 in expense reimbursements, which is included in other operating expenses.

Note 4: INCOME TAXES

The income tax provision consists of the following:

Current federal income taxes	$ –
Current state income taxes	800
Current income tax provision	800
Federal deferred tax expense (benefit)	–
State deferred tax expense (benefit)	(1,653)
Deferred income tax expenses (benefits)	(1,653)
Total income tax expenses (benefits)	$ (853)

The income tax benefits are composed of deferred taxes, net of the state franchise tax. Deferred taxes arise primarily from the carryforward of Net Operating Losses ("NOL's"). The Company has NOL's available at December 31, 2005, which can be carried forward to offset future taxable income. The Federal NOL's expire in 20 years and the state NOL's expire in three (3) to ten (10) years. Deferred taxes are also the result of timing differences arising from different methods of depreciation used for income tax accounting and accounting principles generally accepted in the United States of America. A 50% valuation allowance has been applied against this asset since management cannot determine if it is more likely than not that the entire asset will be realized.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 6: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $16,277 which was $11,277 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,535) to net capital was 0.09 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $3,222 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited Focus part IIA.

Net capital per unaudited schedule		$ 19,499
Adjustments:		
Accumulated deficit	$ (5,673)	
Non-allowable assets	2,374	
Haircuts on money market	77	
Total adjustments		(3,222)
Net capital per audited statements		$ 16,277

Ascher Decision Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Preferred stock	$ 35,000	
Common stock	6,666	
Additional paid-in capital	67,334	
Accumulated deficits	(81,261)	
Total stockholders' equity		$ 27,739
Less: Non-allowable assets		
Property and equipment, net	(4,277)	
Deferred income taxes	(7,185)	
Total non-allowable assets		(11,462)
Net capital		16,277
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 102	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 11,277
Percentage of aggregate indebtedness to net capital	0.09:1	

There was a $3,222 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 7.

Ascher Decision Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Ascher Decision Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Ascher Decision Services, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Ascher Decision Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Ascher Decision Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Ascher Decision Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ascher Decision Services, Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Ascher Decision Services, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 7, 2006